As filed with the Securities and Exchange Commission on April 27, 2006.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEOGEN CORPORATION

(Exact name of registrant as specified in its charter)

MICHIGAN	38-2367843
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

620 Lesher Place

Lansing, Michigan 48912

(517) 372-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Herbert

President and Chief Executive Officer

Neogen Corporation

620 Lesher Place

Lansing, Michigan 48912

(517) 372-9200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Donald J. Kunz

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Ave.

Detroit, Michigan 48226-3506

(313) 465-7454

Fax No.: (313) 465-7455

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ■

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Shares, par value $.016 per share	1,000,000	$23.84	$23,840,000	$2,550.88

(1)	Estimated solely for the purpose of computing the registration fee, based on the average of the high and low reported sale prices of the Registrant’s common shares on April 20, 2006 as reported on The Nasdaq National Market, pursuant to Rule 457(c).

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2006

PROSPECTUS

[Logo]

1,000,000 Shares

Neogen Corporation

Common Shares

This prospectus relates to the offer and sale from time to time of up to 1,000,000 shares of our common stock, $0.16 par value per share, by Neogen Corporation.

Our common shares are quoted on The Nasdaq National Market under the symbol “NEOG.” The last reported sale price of our common shares on The Nasdaq National Market on April 12, 2006 was $23.65 per share.

Investing in our common shares involves risks. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We may sell some or all of the shares that are subject to this prospectus directly, in an underwritten offering, or through brokers or dealers who may be considered underwriters, on terms to be determined at the time of sale.

                , 2006

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common shares, you should read this prospectus carefully in its entirety, especially the description of risks of investing in our common shares set forth under “Risk Factors.”

Neogen Corporation Overview

Neogen Corporation and subsidiaries develop, manufacture and market a diverse line of products dedicated to food and animal safety. Our food safety segment consists primarily of diagnostic test kits and complementary products (e.g., dehydrated culture media) marketed by company sales personnel in the United States, Canada, the United Kingdom and parts of Europe and by distributors elsewhere to food producers and processors to detect dangerous and/or unintended substances in human food and animal feed, such as foodborne pathogens, natural toxins, food allergens, genetic modifications, ruminant by-products, drug residues, pesticide residues and general sanitation concerns. Our diagnostic test kits are generally less expensive, easier to use and provide greater accuracy and speed than conventional diagnostic methods. The majority of the tests are disposable, single-use, immunoassay and gene probe products that rely on our proprietary antibodies and RNA and DNA probes to produce rapid and accurate test results. Our expanding line of food safety products also includes bioluminescence-based diagnostic technology.

Our animal safety segment is engaged in the development, manufacture and marketing of pharmaceuticals, rodenticides, disinfectants, vaccines, veterinary instruments, topicals and diagnostic products for the worldwide animal safety market. The majority of these consumable products are marketed through a network of national and international distributors, as well as a number of large farm supply retail chains in the United States and Canada. Our USDA-licensed facility in Tampa, Fla., produces immunostimulant products for horses and dogs and a unique equine botulism vaccine. Our line of drug detection products are sold worldwide for the detection of abused and therapeutic drugs in animals and animal products.

Management’s goal is for Neogen to become a world leader in development and marketing of food and animal safety products. To meet this goal, we have developed a growth strategy consisting of the following elements: (i) increasing sales of existing products; (ii) introducing new products and product lines; (iii) expanding international sales; and (iv) acquiring businesses and forming strategic alliances. While the elements of the strategy are stated in order of importance over the long term, our management understands and believes that strategic acquisitions will provide the best opportunity for more rapid growth in the short term. For that reason, we maintain an active acquisition program as well as financial and other resources to capitalize on opportunities as they arise.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” on page 4 of this prospectus.

Our Corporate Information

We were incorporated under the laws of the State of Michigan in 1981. Our principal executive offices are located at 620 Lesher Place, Lansing, Michigan 48912-1595, and our telephone number is (517) 372-9200. Our website address is www.neogen.com. The information on, or that can be accessed through, our website is not a part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “Neogen,” “Neogen Corporation,” the “Company,” “we,” “us” and “our” refer to Neogen Corporation, a Michigan corporation, and its subsidiaries. Our trademarks and our registered trademarks include Neogen®, Neogen flask®; Food Safety: AccuClean™, AccuScan™, AccuPoint®, Acumedia® and logo®, Agri-Scan®, Agri-Screen®, Agri-Screen Ticket®, Alert®, BetaStar®, Centrus®, GeneQuence™, Gene-Trak®, ISO-GRID™, NEO-GRID™, Penzym®, Penzyme®, Reveal®, Revive®, Soleris®, Veratox®; Animal Safety: AluShield™, AmVet®, BottomHoof™, BotVax®, Calf Eze™, CyKill™, D3 Needles™, DC&R®, Dr. Frank’s®, ElectroJac®, ELISA Technologies®, EqStim®, EquiMax™, Fura-Zone®, Gnat-Away™, GNatural™, Gold Nugget® and logo®, Gold Wrap™, Havoc®, Ideal®, ImmunoRegulin®, ImmunoVet®, Injecto-Stik™, Insight®, Iso-Prine™, K-Blue®, K-Gold®, MegaShot™, Mini-Shot®, MycAseptic®, NFZ™, NeedleGard®, Paddock & Pasture®, PanaKare™, Poridon®, Pro-Pistol™, Pro-Shot™, ProZap®, Pyril-Pam®, Ramik®, RenaKare™, Rodex™, Shine N’ Glo™, Spec-Tuss™, Squire®, Stam-N-Aid™, Stress-Dex®, TCA Paint™, ThrushCrusher™, TopHoof™, Tri-Hist®, Tri-Seal™, Triple Block™, Triple Cast™, Triple Heat™, Tri-Soxsuprine™, UriKare™, UriCon™ and Vita-15™. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the specific factors described below, together with the cautionary statement under the caption “Forward-Looking Statements” and the other information included in this prospectus, before purchasing our common shares. The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our business strategy is dependent on successfully identifying and integrating acquisitions as well as promoting internal growth.

Our business has grown significantly over the past several years as a result of both internal growth and acquisitions of existing businesses and their products. We may use a portion of the proceeds of this offering or other sources of capital to make additional acquisitions. The Company has no agreements or commitments in place with respect to, and is not currently engaged in any negotiations for, any such acquisition. Identifying and pursuing acquisition opportunities, integrating these acquisitions into our business and managing their growth require a significant amount of management time and skill. We cannot assure you that we will be effective in identifying, integrating or managing any acquisition target in the future. Our failure to successfully integrate and manage any future acquisition may have a material adverse effect on our operating results and financial condition.

In addition, if we continue to experience growth in our business, our growth could place a significant strain on our management, customer service, operations, sales and administrative personnel and other resources. To serve the needs of our existing and future customers, we will be required to train, motivate and manage qualified employees. We have incurred and will continue to incur significant costs to retain qualified management, sales and marketing, engineering, production, manufacturing and administrative personnel, as well as expenses for marketing and promotional activities. Our ability to manage our planned growth depends upon our success in expanding our operating, management and information and financial systems, which might significantly increase our operating expenses.

We might not be able to manage effectively our future growth, and if we fail to do so, our business, financial condition and results of operations would be adversely affected.

The development of new products entails substantial risk of failure.

We are continually developing new products for which we believe there should be significant market demand. We cannot assure you that we will successfully develop commercially viable products, that the products will be developed on a timely basis to meet market demand or that the relevant market will be properly identified. If we expend substantial resources in developing an unsuccessful product, operating results will be adversely affected.

Our international operations are subject to different product standards as well as other unique operational risks.

In fiscal 2005, international sales accounted for 27% of the Company’s total revenue. We expect that our international business will continue to account for a significant portion of our total revenue. Foreign regulatory bodies may establish product standards different from those in the U.S. and with which the Company’s current products do not comply. Our inability to design products that comply with foreign standards could have a material adverse effect on our future growth. Other risks related to our international sales include the possible disruption in transportation, difficulties in building and managing foreign distribution, fluctuation in the value of foreign currencies, import duties and quotas and unexpected economic and political changes in foreign markets. We cannot assure you that these factors will not adversely affect international sales and our overall financial performance.

The markets for our products are extremely competitive, and our competitors may be able to utilize existing resource advantages to our detriment.

The markets in which the Company competes are subject to rapid and substantial changes in technology and is characterized by extensive research and development and intense competition. Many of our competitors and potential competitors have greater financial, technical, manufacturing, marketing, research and development and management resources than we do. These competitors might be able to use their resources, reputations and ability to leverage existing customer relationships to give them a competitive advantage over us. They might also succeed in developing products that are at least as reliable and effective as our products, that make additional measurements, that are less costly than our products or that provide alternatives to our products. See “Business – Competition.”

We are dependent on the agricultural marketplace, which is affected by factors beyond our control.

Our primary customers are in the agricultural and food production industries. Economic conditions affecting agricultural industries are cyclical and are dependent upon many factors outside our control, including weather conditions or changes in consumption patterns. An economic downturn in the agricultural marketplace could adversely affect our sales.

Our quarterly operating results are subject to significant fluctuations.

We have experienced, and may experience in the future, significant fluctuations in our quarterly operating results. The mix of products sold and the acceptance of new products, in addition to other factors, could contribute to this quarterly variability. We operate with relatively little backlog and have few long-term customer contracts. Substantially all of our product revenue in each quarter results from orders received in that quarter. In addition, our expense levels are based, in part, on expectation of future revenue levels. A shortfall in expected revenue could, therefore, result in a disproportionate decrease in our net income.

Our success is highly dependent on our ability to obtain protection for the intellectual property utilized in our products.

Our success and ability to compete depends in part upon our ability to obtain protection in the United States and other countries for our products by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products. Patent applications filed by the Company may not result in the issuance of patents or, if issued, may not be issued in a form that will be commercially advantageous to us. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. We also cannot assure you that our nondisclosure agreements, together with trade secrets and other common law rights, will provide meaningful protection for the Company’s trade secrets and other proprietary information. Moreover, the laws of some foreign jurisdictions may not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights domestically or in foreign jurisdictions, we may incur substantial costs and our business, including our business prospects, could be substantially harmed.

From time to time, the Company has received notices alleging that the Company’s products infringe third party proprietary rights. Whether the manufacture, sale or use of current products, or whether any products under development would, upon commercialization, infringe any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation. If an infringement allegation is made against us, we may seek to invalidate the asserted patent claim and/or to allege non-infringement of the asserted patent claim. In order for us to invalidate a U.S. patent clam, we would need to rebut the presumption of validity afforded to issued patents in the United States with clear and convincing evidence of invalidity, which is a high burden of proof.

The outcome of infringement litigation is subject to substantial uncertainties, and also the testimony of experts as to technical facts upon which experts may reasonably disagree. Our defense of an infringement litigation lawsuit could result in significant expense. Regardless of the outcome, infringement litigation could significantly disrupt our marketing, development and commercialization efforts, divert our management’s attention and quickly consume our financial resources.

In the event that we are found to infringe any valid claim in a patent held by a third party, we may, among other things, be required to:

•	pay damages, including up to treble damages and the other party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, importation, use and sale of products that infringe the patent rights of others, through a court-imposed sanction called an injunction;

•	expend significant resources to redesign our technology so that it does not infringe others’ patent rights, or to develop or acquire non-infringing intellectual property, which may not be possible;

•	discontinue manufacturing or other processes incorporating infringing technology; and/or

•	obtain licenses to the infringed intellectual property, which may not be available to us on acceptable terms, or at all.

Any development or acquisition of non-infringing products or technology or licenses could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and the financial results. If we are required to, but cannot, obtain a license to valid patent rights held by a third party, we would likely be prevented from commercializing the relevant product, or from further manufacture, sale or use of the relevant product. See “Business – Proprietary Protection and Approvals.”

We are subject to substantial governmental regulation.

A portion of our products are regulated by various domestic and foreign government agencies, including the U.S. Department of Agriculture and the U.S. Food and Drug Administration. Although less than 10% of our revenues is currently derived from products requiring government approval prior to sale, a significant portion of revenues is derived from products used to monitor and detect the presence of residues that are regulated by various government agencies. Furthermore, a significant portion of the Company’s growth may be affected by the implementation of new regulations. See “Business – Governmental Regulation.”

We are dependent on key employees.

The Company’s success depends, in large part, on its president and on other members of its management team. Our loss of any of these key employees could have a material adverse effect on the Company. The Company maintains certain incentive plans for its key employees, and most of these employees have been with the Company in excess of five years. However, the Company has not executed long-term employment agreements with any of these employees and does not expect to do so in the foreseeable future. The Company’s success also depends, significantly, on its ability to continue to attract such personnel. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified persons when required and on acceptable terms.

Our business may be subject to product liability claims.

The manufacturing and distribution of the Company’s products involve an inherent risk of product liability claims being asserted against us regardless of whether we are ultimately determined to be liable or our products are determined to be defective, we might incur significant legal expenses not covered by insurance. In addition, product liability litigation could damage our reputation and impair our ability to market our products, regardless of the outcome. Litigation could also impair our ability to retain product liability insurance or make our insurance more expensive. Although the Company currently maintains liability insurance, we cannot assure you that we will be able to continue to obtain such insurance on acceptable terms, or that such insurance will provide adequate coverage against all potential claims. If we are subject to an uninsured or inadequately insured product liability claim, our business, financial condition and results of operations could be adversely affected.

Market prices for securities of technology companies are highly volatile.

The market prices for securities of technology companies have been volatile in the past and could continue to be volatile in the future. Fluctuations in our financial performance from period to period could have a significant impact on the market price of our common stock.

Expensing stock options could adversely affect the price of our common shares.

Following the requirements of Financial Accounting Standards Board Statement 123(R), we will begin to expense stock options issued to employees and directors beginning June 1, 2006. We currently intend to restate prior year financial statements on a comparable basis. This change in financial reporting could have an adverse impact on the price of our common shares.

Risks Related to this Offering

Our common stock price may fluctuate substantially, and your investment could suffer a decline in value.

The market price of our common stock may be volatile and could fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	the introduction of new products or services, or product or service enhancements by us or our competitors;

•	developments with respect to our or our competitors’ intellectual property rights;

•	announcements of significant acquisitions or other agreements by us or our competitors;

•	our sale of common stock or other securities in the future;

•	the trading volume of our common stock;

•	changes in our pricing policies or the pricing policies of our competitors;

•	changes in the estimation of the future size and growth of our markets; and

•	general economic conditions.

In addition, the stock market in general, the Nasdaq National Market and the market for shares of technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities and technology companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholder derivative lawsuits and securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

Because of their significant stock ownership, some of our existing stockholders will be able to exert control over us and our significant corporate decisions.

Our executive officers, directors and their affiliates own, in the aggregate, approximately 14% of our outstanding common stock. As a result, these persons, acting together, could have the ability to exercise significant influence on the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any significant transaction involving us. In addition, these persons, acting together, could have the ability to control the management and affairs of our company. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring, or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover, or other business combination involving our company;

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our certificate of incorporation and Michigan law may have the effect of delaying or preventing a change of control, which could adversely affect the value of your shares.

Our certificate of incorporation, as amended, provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 100,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue preferred stock in ways which may delay, defer or prevent a change of control of our company without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. In addition, we are subject to Michigan statutes regulating business combinations, takeovers and control share acquisitions, which might also hinder or delay a change in control of our company. Anti-takeover provisions that could be included in the preferred shares when issued and the Michigan statutes regulating business combinations, takeovers and control share acquisitions can depress the market price of our securities and can limit the shareholders’ ability to receive a premium on their shares by discouraging takeover and tender offer bids, even if such events could be viewed as beneficial by our shareholders.

We have broad discretion to determine how to allocate the net proceeds of this offering and may not use them effectively.

We intend to use the net proceeds of this offering primarily to retire debt and for working capital and general corporate purposes. A significant portion of the net proceeds of the offering may be allocated to working capital and general corporate purposes. We are raising money for these purposes to strengthen our balance sheet and provide us with greater flexibility in implementing our business plans and responding to future business conditions and opportunities. The amounts listed in “Use of Proceeds” for these purposes are estimates and the amounts actually spent for each of these purposes and the timing of these payments may vary depending on numerous factors. We will retain broad discretion to determine how to allocate the net proceeds of this offering and the timing of the payments. If we fail to apply these funds effectively, the failure could result in financial losses that could have a material adverse effect on our business and cause the price of our common shares to decline. Pending the application of such proceeds, we intend to keep sufficient net proceeds of sales of common shares in cash and bank accounts to avoid becoming an inadvertent investment company subject to regulation under the Investment Company Act of 1940. The remaining proceeds are expected to be invested in short-term, U.S. government or other investment grade, interest-bearing investments. These restrictions on our investments might limit the income otherwise available from investing these funds, lowering our income and potentially decreasing our earnings and the price of our common shares.

We have never paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never paid cash dividends on our common shares and do not expect to pay dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business. The payment of any future dividends will be determined by the board in light of the conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the board. As a result, capital appreciation, if any, of our common shares will be your sole source of gain for the foreseeable future.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus are forward-looking statements. These forward-looking statements include statements relating to our performance in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business” and elsewhere in this prospectus. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our management, including statements preceded by, followed by or including forward-looking terminology such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “plan,” “intend,” “propose,” “estimate,” “continue,” “predict” or similar expressions, with respect to various matters.

These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this prospectus in greater detail under the heading “Risk Factors.” Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits and incorporated by reference to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

All forward-looking statements in this prospectus are based on information available to us on the date of this prospectus. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this prospectus or otherwise.

PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

Our common shares trade on The Nasdaq National Market under the trading symbol “NEOG.” The following table sets forth, for the periods indicated, the range of high and low sales prices of our common shares as reported by Nasdaq.

	High ($)	Low ($)
Fiscal Year Ending May 31, 2004
First Quarter	15.52	11.33
Second Quarter	17.51	13.61
Third Quarter	23.52	17.01
Fourth Quarter	22.80	15.83
Fiscal Year Ending May 31, 2005
First Quarter	20.00	15.86
Second Quarter	21.76	17.35
Third Quarter	23.00	17.00
Fourth Quarter	18.99	12.46
Fiscal Year Ending May 31, 2006
First Quarter	17.40	13.50
Second Quarter	20.48	15.35
Third Quarter	23.15	19.75
Fourth Quarter (through April 12, 2006)	25.22	21.13

On April 12, 2006, the last reported sales price for the common shares on The Nasdaq National Market was $23.65 per share. As of April 12, 2006, we had 478 shareholders of record of our common shares.

We have never paid cash dividends on our common shares and do not expect to pay dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business. The payment of any future dividends will be determined by the board in light of the conditions then existing, including our financial condition and requirements, future prospects, restrictions in any financing agreements, business conditions and other factors deemed relevant by the board.

RECENT EVENTS

On December 19, 2005, we purchased certain assets of the dairy antibiotics business of UCB FD Bioproducts, a division of Belgium-based UCB Group. Our consolidated statements of income for the three and nine month periods ended February 28, 2006 reflect the results of operations of UCB FD Bioproducts since the date of purchase. Consideration for the purchase, including transaction costs to date, was $15.0 million in cash, plus post-closing adjustments and potential secondary payments of up to $4.3 million.

We believe the business is a strong synergistic fit with our overall strategy of providing food and animal safety solutions. The principal product sells under the name Beta Star and is distributed by Amsterdam based Chr. Hansen, a well-known worldwide supplier of products to the dairy processing industry. More than 90% of the sales are made to customers outside the North America, as the current product does not have United States regulatory approvals. It is our intention to aggressively pursue obtaining such approvals; however, it is not possible to predict when, if ever, such approvals will be obtained.

Unaudited pro forma financial information, as if the acquisition of the Dairy Antibiotics business had taken place on June 1, 2004, is as follows:

	Three Months Ended February 28,		Nine Months Ended February 28,
	2006 ($)	2005 ($)	2006 ($)	2005 ($)
	(In thousands except per share amounts)
Revenue	17,584	16,581	57,013	53,608
Net Income	1,632	1,498	6,564	5,390
Diluted net income per share	0.19	0.17	0.77	0.64

On February 17, 2006, we purchased the outstanding common stock of Centrus International, Inc., a wholly owned subsidiary of Eastman Chemical Company, of Kingsport, Tennessee. Our consolidated statements of income for the three and nine month periods ended February 28, 2006 reflect the results of operations of Centrus since the date of purchase. Consideration for our purchase consisted of $3.0 million in cash. Centrus produces Soleris ™, a user-friendly, rapid optical testing system that detects microbial contamination and represents a synergistic fit with our food safety solutions. The sales and marketing of the Soleris system will be shared worldwide by our Food Safety Division, and a proven third-party distributor of Centrus Products, Denmark-based Foss Analytical. Centrus had sales of $2.8 million during the 12 month period ended December 31, 2005 (prior to the acquisition). On a pro forma basis, our net income prior to the acquisition would not be materially affected.

We financed these acquisitions primarily by borrowing under our $17.5 million credit line with LaSalle Bank. As of February 28, 2006, drawings under this credit line totaled $12.8 million.

BUSINESS

Products

We operate in two primary business areas: products designed to detect pathogens, natural toxins and other unwanted substances in food and feed products (the food safety segment) and animal health products (the animal safety segment).

Food Safety Segment

Our food safety segment primarily develops, manufactures and markets diagnostic test kits and complementary products designed to detect dangerous and/or unintended substances in food and animal feed, such as foodborne pathogens, natural toxins, food allergens, genetic modifications, ruminant by-products, drug residues and pesticide residues and to address other general sanitation concerns. We market these products to food and feed producers and processors.

Most of our food safety test kits use immunoassay technology, which uses antibodies that have been developed to bind to a target compound or class of compounds, to rapidly detect target substances. Our ability to produce superior antibodies, the most sensitive and specific available, sets our products apart from immunoassay test kits produced and sold by other companies. Our test kits are available in microwell formats, which allow for the rapid processing of a large number of samples and automated procedures, and lateral flow and other similar devices that provide distinct visual results. Each test kit uses antibody-coated test devices and chemical reagents to produce a color change to indicate a positive or negative result for the presence of a target substance in a test sample. The simplicity of the tests, similar to the technology used in home pregnancy tests, make them accessible to all levels of food producers, processors and handlers with minimal equipment and training.

Our customers, which range from small local grain elevators to the largest, best-known food and feed processors in the world, as well as numerous regulator agencies, use our test kits to detect potential hazards in food and animal feed.

Meat and poultry processors, seafood processors and fruit and vegetable producers are the primary users of Neogen’s Reveal® test for foodborne bacteria, including E. coli O157:H7, Salmonella, Listeria and Campylobacter. Grain producers and processors of all types and sizes use our Veratox®, AgriScreen® and Reveal® tests for mycotoxins, including aflatoxin, deoxynivalenol, fumonisin, ochratoxin, zearalenone and T-2 toxin, to help ensure product safety and quality. The world’s largest producers of cookies, crackers, candy, ice cream and many other foods, use the Company’s market-leading Veratox® and Reveal® testing products for food allergens to protect food-allergenic customers from the inadvertent contamination of products with food allergens such as peanut, milk, egg, almond, wheat and soy residues.

We developed the first rapid immunoassay test kits to detect ruminant by-products in animal feed ingredients and finished feed. The Reveal® tests were designed to help prevent ruminants (cattle, sheep and goats) from being fed rendered materials containing ruminant by-products in an effort to prevent the spread of BSE (also known as, “mad cow” disease). Our specialty products for the seafood market include tests for histamine, a highly allergenic substance that develops when certain species of fish begin to decay; chloramphenicol, a banned antibiotic in most of the world, that is still used by some shrimp farmers to improve the yield of their product; and sulfites, an effective but potentially allergenic shrimp preservative.

We also offer other test methods and products to complement its immunoassay tests. The Company’s line of GeneTrak® and GeneQuence™ assays utilize DNA probe hybridization technology to create exceptionally sensitive and specific tests to detect foodborne bacteria. Instead of using antibodies, as in an immunoassay, to “capture” a target pathogen that may be present in a substance sample, this technology uses a portion of the target pathogen’s unique ribosomal RNA (rRNA) sequence to bind to complementary rRNA strands of the pathogen in a sample. The result is a test with the ease of use and speed of a rapid test method (such as immunoassay), but the specificity of a time-consuming conventional laboratory method (specificity is a test’s ability to distinguish between a target pathogen, and a closely-related but innocuous bacterium).

Our Acumedia® subsidiary offers dehydrated culture media for varied purposes, including traditional bacterial testing, and growing beneficial bacteria, such as cultures for sausages and beer. Our customers for dehydrated culture media also include commercial and research laboratories and producers of pharmaceuticals, cosmetics and veterinary vaccines.

We manufacture and market our AccuPoint™ rapid sanitation test for adenosine triphosphate (ATP), a chemical found in all living cells. AccuPoint™ is an easy to use and relatively inexpensive test that uses bioluminescence to quickly (in less than 10 seconds) determine if a food contact surface has been sanitized completely. When ATP comes into contact with the firefly reagent luciferin and luciferase contained in the test device, a reaction takes place that produces light. The need for additional sanitation can be gauged based on the amount of light present (indicating the amount of ATP present). The worldwide customer base for our ATP sanitation testing products includes food and beverage processors, the foodservice industry as well as many other users.

Food safety segment revenues accounted for 44.9%, 49.7%, and 55.5% of the Company’s total revenues for fiscal years ended May 31, 2005, 2004 and 2003, respectively.

Animal Safety Segment

Our animal safety segment primarily develops, manufactures and markets pharmaceuticals, rodenticides, disinfectants, vaccines, veterinary instruments, topicals and diagnostic products to the worldwide animal safety market.

Our AmVet® product line includes many innovative, value-added, high quality products for the veterinary market. Popular AmVet® products include PanaKare™, a digestive aid that acts as a replacement therapy where digestion of protein, carbohydrate and fat is inadequate due to exocrine pancreatic insufficiency; Natural Vitamin E-AD, which aids in the prevention and treatment of vitamin deficiencies in swine, cattle and sheep; and RenaKare™, a supplement for potassium deficiency in cats and dogs. Our TripleCrown™ line has developed quality equine veterinary care products since 1971. Products sold under the TripleCrown brand include Vita-15™ and Liver 7, which are used in the treatment and prevention of nutritional deficiencies in horses.

On November 21, 2003, we acquired Hacco, Inc., a manufacturer of rodenticides, including products under the brands Ramik®, Havoc® and Prozap®. On the same date, we also acquired Hess & Clark, Inc. Hess & Clark’s principal products are disinfectants, such as DC&R®, used in animal and food production facilities and proprietary anti-bacterials for animals.

Our in-house equine testing service offers veterinarians accurate, timely results for early diagnosis of equine protozoal myeloencephalitis (EPM), which can devastate a horse’s central nervous system. In addition, our BotVax® B vaccine has successfully protected hundreds of thousands of horses and foals against type B botulism (commonly known as Shaker Foal Syndrome). Our BotVax® B product is the only USDA-approved vaccine for the prevention of Type B botulism in horses.

Our EqStim® immunostimulant has proven to be safe and effective as a veterinarian-administered adjunct to conventional treatment of equine bacterial and viral respiratory infections. Our ImmunoRegulin® product uses similar immunostimulant technology to aid in the treatment of pyoderma (a bacterial skin inflammation) in dogs.

We market a complete line of veterinary instruments and animal health delivery systems under the Ideal product brand name. We offer approximately 250 different products, many of which are used to deliver animal health products, such as antibiotics and vaccines. Ideal’s D3 Needles™ are three times stronger than conventional veterinary needles and are uniquely detectable by common meat processing facility metal detectors, which we believe is a significant market advantage in the safety-conscious beef and swine industries.

We also offer animal safety products to the retail over-the-counter market, including many of the Ideal brand veterinary instruments and products sold under the Squire® and Gold Nugget® brands. Squire® products include Stress-Dex®, the top-selling oral electrolyte for performance horses for more than 30 years, and Fura-Zone, which is designed to prevent and treat surface bacterial infections in wounds, burns and cutaneous ulcers. Gold Nugget OTC products include GNatural™ Spray, to protect horses from biting insects, and Poridon®, a pour-on insecticide for horses.

We also sell 80 drug detection immunoassay test kits designed to detect approximately 200 abused and therapeutic drugs in racing animals, such as horses, greyhounds and camels, as well as for testing fair animals and drug residues in meat and meat products. These test kits are also used for human forensic toxicology drug screening applications, which includes tests for narcotics, analgesics, stimulants, depressants, tranquilizers, anesthetics, steroids and diuretics.

We also have several products used by researchers for the detection of biologically-active substances, including tests for cyclic nucleotides, hormones, leukotrienes, prostaglandins and steroids. In addition, we offer certain test kit components (under the trademarks of K-Blue and K-Gold) we use in our own testing products to other diagnostic test kit manufacturers.

Revenues from our animal safety segment accounted for 55.1%, 50.3%, and 44.5% of our total revenues for fiscal years ended May 31, 2005, 2004 and 2003, respectively.

General Sales and Marketing

We organize our domestic sales efforts by market segments, rather than by products or geography. During the fiscal year that ended May 31, 2005, we had more than 5,000 customers for our products. Since many customers for animal safety products are distributors, and certain animal safety products are offered to the general retail market, the total number of end users of the Company’s products is considerably greater than 5,000. We have assigned 93 employees to sales and marketing activities. No single distributor or customer accounted for 10% or more of our revenues in any of the past three years.

Food Safety Sales and Marketing

In the United States, we have assigned specialized food safety sales representatives to specific markets to reach each customer and prospect with expertise and experience. These representatives sell our products directly to end users and also handle many technical support issues that arise with customers.

Our food safety markets are comprised of: feed and agriculture, including grain elevators, feed mills, flour millers and grain inspection companies; meat, poultry and eggs, including meat and poultry processors, producers of ready-to-eat meat and poultry products and egg processors; grocery products, including pet food, malters, bakeries, candy and confection manufacturers, manufacturers of prepared meals, nuts, spices, cookies, crackers and other snack foods; fruits and vegetables, including growers and processors of juice and packaged fresh cut grocery items; seafood, including harvesters and processors of a wide variety of seafood products; dairy and beverage, including milk processors and soft drink bottlers; and Acumedia dehydrated culture media, including commercial and research laboratories and producers of pharmaceuticals, cosmetics and veterinary vaccines.

Animal Safety Sales and Marketing

We market a broad range of pharmaceuticals, vitamin injectibles, wound care products, topicals, instruments, testing services and vaccines to the veterinary market. These products are designed primarily for the food (cattle and pigs) and companion (horses, dogs, and cats) animal markets. Our sales group works directly with key horse veterinarians, clinics and universities and supports the efforts of over 500 domestic distributor sales representatives calling on over 35,000 veterinarians. We support our veterinary distribution channel through product training, field support, promotions and technical service.

The over-the-counter (OTC) animal health market is larger than the veterinary market and offers significant growth opportunities for us and our products. We offer a broad range of animal health products, including well- recognized brands of rodenticides, disinfectants, instruments, vitamins, wound care topicals, electrolytes and horse care products. To reach the OTC market, our sales team works with a large network of animal health distributors, including marketing groups, such as Durvet, Universal Cooperative and AgriLabs, traditional two-step distributors, catalogers and large retail chains. Some of our retail chain customers include Tractor Supply Company (TSCO:Nasdaq), PETsMART (PETM:Nasdaq) and Orscheln’s Farm & Home. Support includes product training, field support, planogram solutions, promotions and advertising.

International Sales and Marketing

Food Safety:

Internationally, we use our own sales managers to work closely with, and coordinate the efforts of, our network of distributors. Currently, we have distributors or direct customers in nearly 100 countries. The distributors provide local training and technical support, perform market research and promote our products globally.

Our March 2003 acquisition of Adgen Ltd. (now Neogen Europe, Ltd.) provides us with greater access to the European Union. We are also able to serve better our network of customers and distributors throughout the EU. Customers in the United Kingdom, France and Germany are handled directly by our employees. Other European customers are serviced by distributors managed by Neogen Europe personnel. Prior to the acquisition, Adgen Ltd. was a major distributor of Neogen products in Europe and a producer and marketer of its own agricultural diagnostic testing products. Adding Adgen’s experienced research and development team has been useful in our development of products tailored to meet unique requirements of the European market.

Since 2002, we have continued to maintain a presence in Shanghai, China, to serve better the expanding food safety market, as well as to manage more closely our Chinese animal safety manufacturing operations. We intend to use local distributors to introduce our products in the Chinese market.

Animal Safety:

The animal safety segment’s international sales group has established a strong presence in several key markets with rodenticides, disinfectants, instruments and veterinary products. We primarily utilize in-country distributors and US-based exporters for these markets which include Mexico, Canada, Australia, EU, South America, and the Caribbean. We sell diagnostic products globally through an extensive distributor network.

General:

International sales revenues accounted for 27.1%, 24.8%, and 20.2% of our total revenues for fiscal years ended May 31, 2005, 2004 and 2003, respectively.

There are substantial risks associated with foreign operations, including the need for additional regulatory approvals, possible disruptions of product delivery, differing product needs of foreign customers, difficulties in building and managing foreign operations, fluctuations in the value of foreign currencies, import/export duties and quotas and unexpected regulatory, economic or political changes in foreign markets. We do not believe that our level of foreign activities currently requires hedging to reduce the effect of currency fluctuations.

Research and Development

Our management maintains a strong commitment to research and development activities. We have focused our product development efforts on enhancing existing product lines and developing new products that fit our business strategy. As of May 31, 2005, we employed 24 individuals in our research and development department, including immunologists, chemists, engineers and microbiologists. Research and development expenditures were approximately $2.7 million, $2.9 million and $2.9 million, representing 4%, 5% and 6%, of total revenues in fiscal 2005, 2004 and 2003, respectively. We currently intend to maintain our research and development expenditures at approximately 5% to 6% of total revenues.

We have ongoing development products for new immunoassay diagnostic tests for the food safety, animal safety and pharmacologics markets, as well as engineering projects for new and improved veterinary instruments. Management expects that these products will be available for marketing in fiscal years 2007 and 2008.

Portions of certain technologies utilized in some of our products were acquired from or developed in collaboration with affiliated partnerships, independent scientists, governmental units, universities and other third parties. We have entered into agreements with these parties that provide for the payment of royalties based upon sales of the products utilizing the pertinent technology. For fiscal 2005, 2004 and 2003, royalty expense under these agreements amounted to $742,000, $900,000 and $1,524,000, respectively.

Proprietary Protection and Approvals

Since its inception, we have acquired and received more than 50 patents and trademarks, and have several pending patents and trademarks. The patents expire at various times over the next 20 years. We believe that we have adequate protection for our product proprietary rights. However, we are aware that substantial research has taken place at universities, governmental agencies and other companies throughout the world and that numerous patent applications have been filed and that numerous patents have been issued. Patent applications that we filed may not result in the issuance of patents or, if issued, may not be issued in a form that will be commercially advantageous to us. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Accordingly, we cannot assure you that our existing patents are or will be sufficient to protect completely our proprietary rights. Moreover, the laws of some foreign jurisdictions may not protect intellectual property rights to the same extent as in the United States, and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights domestically or in foreign jurisdictions, we may incur substantial costs and our business, including our business prospects, could be substantially harmed.

We also cannot assure you that our nondisclosure agreements, together with trade secrets and other common law rights, will provide meaningful protection for the Company’s trade secrets and other proprietary information. In the absence of these assurances, the Company’s business may be adversely affected by competitors.

From time to time, the Company has received notices alleging that the Company’s products infringe third party proprietary rights. Whether the manufacture, sale or use of current products, or whether any products under development would, infringe any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation. To the extent some of our products may now, or in the future, embody or utilize technologies protected by patents, copyrights or trade secrets of others, we may be required to obtain licenses to use such technologies to continue to sell the products. These licenses may not be available on commercially reasonable terms. Our failure to obtain any such licenses could delay or prevent the sale of certain new or existing products. In addition, patent litigation is not uncommon. See “Risk Factors – Our success is highly dependant on our ability to obtain protection for the intellectual property utilized in our products.”

We use trade secrets as proprietary protection in several food and animal safety products. In many cases, we have developed unique antibodies capable of detecting microorganisms and residues at minute levels. The supply of these antibodies, and the proprietary techniques utilized for their development, may offer better protection than the filing of patents. We maintain such proprietary reagents in secure facilities and store them in more than one location to reduce exposure to complete destruction by natural disaster or other means.

One of the major areas affecting the success of biotechnology development involves the time, costs and uncertainty surrounding regulatory approvals. Our general strategy has been to select technical and proprietary products that do not require mandatory approval to be marketed. In China, several of our immunoassay based test kits are listed in the GB, or National Standard, which is expected to assist in generating future sales into Government and other laboratories in China.

We utilize third party validations on many of our disposable test kits as a marketing tool. These include validation or approval by the Association of Official Analytical Chemists, independently administered third-party, multi-laboratory collaborative studies and approvals by the U.S. Federal Grain Inspection Service and the U.S. Food and Drug Administration.

Production and Supply

We currently manufacture products in Lansing, Michigan; Lexington, Kentucky; Randolph, Wisconsin; Tampa, Florida; and Ayr, Scotland. As of May 31, 2005, there were 180 full-time manufacturing employees in these five locations. Most locations operate on a one-shift basis, but could be increased to a two-shift basis, if appropriate. We believe that we could increase the current output of primary product lines by more than 50% using the current space available with a minimum of additional capital equipment.

Our Lansing facility is responsible for manufacturing diagnostic tests for detection of natural toxins, pathogens, food allergens, general bacteria and sanitation concerns, final kit assembly, quality assurance and shipping. We produce proprietary monoclonal and polyclonal antibodies for our diagnostic kits on a regular schedule in our immunology laboratories. Test reagents are similarly prepared by our chemistry group. Beginning in July 2006, we expect to be in production of dairy antibiotics test kits in the Lansing facility.

Our facility in Lansing also is responsible for assembly and shipment of electronic readers and disposable one use samplers.

Our dehydrated culture media products are manufactured in FDA monitored facility in Lansing. Products are blended following strict formulations or custom blended to customer specification and shipped directly to distributors and customers from Lansing.

Our facility in Lexington is responsible for manufacturing pharmacological diagnostic test kits, test kits for drug residues and of animal health products. In general, our personnel directly handles manufacturing operations, including reagent manufacturing, quality assurance, final kit assembly and packaging. Certain animal health products that are purchased finished or that are toll manufactured by third party vendors and veterinary instruments are warehoused and shipped from our Lexington facility. Other veterinary instruments are produced in our facilities in Lansing and from contract manufacturers, and are generally then shipped to our Lexington facility for distribution to customers.

We manufacture our rodenticides and disinfectants in our Randolph facility. The manufacturing operations in this facility consist of blending technical material (active ingredient) with bait consisting principally of various grains.

Our European operations are located in Auchincruive Ayrshire Scotland (on the campus of The Scottish Agricultural College at Ayr). Operations at this location include sales and marketing, manufacturing and some research and development.

Our Tampa facility is an USDA-approved manufacturing plant principally used for the production of the biologic products EqStim® and ImmunoRegulin®. P.acnes seed cultures are added to media and then subjected to several stages of further processing. The product then is filled and packaged. The Company’s BotVax® B vaccine is also produced in the Tampa facility, utilizing Type B botulism seed cultures and a traditional fermentation process. All completed product is then shipped to our Lexington facilities for inventory and distribution to customers.

We purchase component parts and raw materials from more than 200 suppliers. Although many of these supplies are purchased from a single source to achieve the greatest volume discounts, we believe we have identified acceptable alternative suppliers for all of our components and raw materials.

Product shipments are generally accomplished within a 48-hour turnaround time. As a result of this quick response time, our backlog of unshipped orders at any given time is not significant.

Competition

We are not aware of any competitor that is pursuing our fundamental strategy of developing a full line of products for food safety and animal safety concerns. For some of our individual products, we face intense competition from companies of all sizes. Some of these organizations have substantially greater financial resources than we do. We compete primarily on the basis of ease of use, speed, accuracy and other similar performance characteristics of its products. The breadth of our product line, the effectiveness of our sales and customer service organizations and pricing are also components in our plan to remain competitive. We are not aware of any factors within our product lines that put the Company in a negative competitive position relative to its competitors.

Future competition may become even more intense, especially as technologies change, which could affect the marketability of our products. Our competitive position also will depend on management’s ability to develop proprietary products, attract and retain qualified scientific and other personnel, develop and implement production and marketing plans and obtain patent protection and adequate capital resources.

Food Safety

Our food safety division has a strong distribution network for its products, using Company employees domestically and an active and aggressive distributor group outside of North America. With one of the largest professional sales organizations in the industry, we believe that we maintain a general competitive advantage, as sales personnel are in a position to contact customers and prospects more frequently than those of our competitors. Additionally, as an agriculturally based company, we believe we have unique insight into the food industry as opposed to our largely clinically based competition.

Competition for pathogen detection products includes traditional methods and antibody and genetic based platforms. Our product offerings compete across the entire spectrum of methods. Competition for natural toxins and allergen detection products include instrumentation and antibody based tests. Generally, our products fall within the non-instrument category. Although our offerings will not always compete on all platforms in all markets, our products provide tests that can be utilized by most customers to meet their testing needs.

In addition to strong product offerings and a superior distribution network, we focus on customer service and speed and ease of use of our products in order to remain competitive. Additionally, by aggressively maintaining itself as a low cost producer, we are trying to ensure that we can be competitive with new market entrants that may choose a low pricing strategy in an attempt to gain market share.

Animal Safety

Our animal safety division faces no single competitor with respect to all of our products and the markets we serve. In the racing industry market, we have the dominant market share, facing only one other significant company in the marketplace. In the life sciences market, we compete against a few other diagnostic and reagent companies, but none with a similar breadth of product offering.

In the veterinary market, we market BotVax B, the only USDA approved vaccine for the prevention of botulism Type B in horses. We compete on other key products through differentiated product performance and superior customer and technical support. With some of its products, we provide a generic drug solution as a lower cost alternative and offers a private label option for its distributors.

Competition in the rodenticide market includes several companies of a comparable size that offer products into similar market segments. The rodenticide retail market is dominated by a single brand. Although the technical materials used by the competing companies are similar, we use techniques that draw rodents better to the product and thereby improve the objectives of the product.

We compete in the retail market by providing solutions to common retail problems – stock outs, wasted floor space, and inconsistent brand identity. We offer plan-o-grams and reordering systems to maximize product turnover and profitability for its customers.

Government Regulation

A significant portion of our products and revenues are affected by the regulations of various domestic and foreign government agencies, including the U.S. Department of Agriculture, the U.S. Food and Drug Administration and the U.S. Environmental Protection Agency. Changes in these regulations could affect revenues or costs or production and distribution.

Our development and manufacturing processes involve the use of certain hazardous material, chemicals and compounds. We believe that our safety procedures for handling and disposing of such commodities comply with the standards prescribed by local, state and federal regulations. Our cost to comply with these regulations is not significant, and we have no reason to believe that any such future legislation or rules would be materially adverse to its business.

Our rodenticide products generally require registration with governmental agencies at federal and state levels and with foreign governments.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our restated articles of incorporation and our amended and restated bylaws are summaries and are qualified by reference to our restated articles of incorporation and our amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital shares consist of an aggregate of 20,000,000 common shares, par value $0.016 per share, and 100,000 preferred shares, par value $1.00 per share. As of April 12, 2006, an aggregate of 8,316,682 common shares, held by 478 shareholders of record, and no preferred shares were outstanding. All of the shares being offered in this offering are common shares. We have outstanding options to purchase an aggregate of 1,269,230 common shares at a weighted average exercise price of $13.92 per share. These options vest at various times over the next four years and portions expire annually over the next nine years.

Common Shares

Holders of common shares have one vote per share on each matter submitted to a vote of the shareholders and a right to participate ratably in our net assets upon liquidation. Holders of common shares participate ratably in dividends and distributions that may be declared by the board of directors from funds legally available for that purpose. The common shares have no conversion rights, are not redeemable and are not entitled to any preemptive or subscription rights. The common shares currently outstanding are, and the shares to be issued in connection with this offering will be, duly authorized, validly issued, fully paid and non-assessable. Holders of common shares have no cumulative voting rights, and accordingly, holders of a majority of the outstanding common shares are able to elect all of our directors.

Business Combination Provisions

Chapters 7A and 7B of the Michigan Business Corporation Act may affect attempts to acquire control of us. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10 percent of the voting power of a covered corporation’s outstanding shares) can only be consummated if there is an advisory statement by the board of directors and the combination is approved by at least 90 percent of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. The board of directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

In general, under Chapter 7B, an entity that acquires “Control Shares” of us may vote the Control Shares on any matter only if a majority of all shares, and of all non-”Interested Shares”, of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by our officers, our employee-directors and the entity making the Control Share Acquisition. Control Shares are shares that when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of the three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The board of directors may amend the bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to us. In addition, certain provisions of our bylaws could have the effect of delaying, deterring or preventing changes in control of us. See “Risk Factors – Provisions of our corporate charter documents and Michigan law may delay or prevent attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us.”

Indemnification of Directors and Officers

The Michigan Business Corporation Act permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duties. Our Restated Articles of Incorporation so limit the liability of directors. Our bylaws also provide for indemnification of directors and executive officers. We believe that such indemnification will assist us in continuing to attract and retain talented directors and officers in light of the risk of litigation directed against directors and officers of publicly-held corporations.

Our Restated Articles of Incorporation limit director liability to the maximum extent permitted by Michigan law. Michigan law allows the articles of incorporation of a Michigan corporation to contain a provision eliminating or limiting a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director, except for liability for specified acts. As a result of the inclusion of such a provision, our shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act.

The Michigan Business Corporation Act authorizes a corporation under specified circumstances to indemnify its directors and officers, including reimbursement for expenses incurred. The provisions of our bylaws relating to indemnification of directors and executive officers generally provide that directors and executive officers will be indemnified to the fullest extent permissible under Michigan law. The provision also provides for advancing litigation expenses at the request of a director or executive officer. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act or the Michigan Uniform Securities Act.

In addition, we have obtained directors’ and officers’ liability insurance. The policy provides for $5,000,000 in coverage including prior acts dating to our inception and liabilities under the Securities Act in connection with this offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Preferred Shares

We have also authorized the issuance of up to 100,000 preferred shares, $1.00 par value per share, none of which is outstanding as of the date of this prospectus. The preferred shares may be issued from time to time in one or more series. Our board of directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, each series of preferred shares and to fix the number of shares of any series of preferred shares and the designation of any such series. We could issue preferred shares, under certain circumstances, to prevent a takeover of our company, and our board of directors may issue preferred shares without any action of the holders of the common shares, which could have a detrimental effect on the rights of holders of the common shares, including loss of voting control. Anti-takeover provisions that could be included in the preferred shares when issued might depress the market price of our securities and might limit the shareholders’ ability to receive a premium on their shares by discouraging takeover and tender offer bids. We have no present plans to issue any preferred shares.

Transfer Agent

American Stock Transfer & Trust Co. is the transfer agent for the common shares.

Listing

Our common shares are quoted on The Nasdaq National Market under the symbol “NEOG.”

PLAN OF DISTRIBUTION

Any of the common shares being offered hereby and by any accompanying prospectus supplement may be sold in any one or more of the following ways from time to time:

•	directly to purchasers;

•	through agents;

•	to or through underwriters;

•	through dealers;

•	directly to our shareholders; or

•	through a combination of any such methods of sale.

The distribution of the common shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

We may solicit offers to purchase directly. Offers to purchase common shares also may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the common shares in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act of 1933, of the common shares so offered and sold.

If common shares are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, the respective amounts underwritten and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters to make resales of the common shares in respect of which this prospectus is being delivered to the public. If underwriters are utilized in the sale of any common shares in respect of which this prospectus is being delivered, such common shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters. If any underwriter or underwriters are utilized in the sale of common shares, unless otherwise indicated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of such common shares will be obligated to purchase all such common shares if any are purchased.

We may grant to the underwriters options to purchase additional common shares, to cover over-allotments, if any, at the initial public offering price (with additional underwriting commissions or discounts), as may be set forth in the prospectus supplement relating thereto. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement for such common shares.

If a dealer is used in the sale of the common shares in respect of which this prospectus is delivered, we will sell such common shares to the dealer, as principal. The dealer may then resell such common shares to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the common shares so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement relating thereto.

Offers to purchase common shares may be solicited directly by us and the sale thereof may be made by us directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale thereof.

We may offer our common shares into an existing trading market on the terms described in the applicable prospectus supplement. Underwriters and dealers who may participate in any at-the-market offerings will be described in the prospectus supplement relating thereto.

If so indicated in the applicable prospectus supplement, we may authorize agents, dealers or underwriters to solicit offers by certain institutions to purchase common shares from us at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the applicable prospectus supplement. Such delayed delivery contracts will be subject to only those conditions set forth in the applicable prospectus supplement. A commission indicated in the applicable prospectus supplement will be paid to underwriters and agents soliciting purchases of common shares pursuant to delayed delivery contracts accepted by us.

Agents, underwriters and dealers may be entitled under relevant agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under Regulation M. Rule 104 permits stabilizing bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot common shares in connection with an offering of securities, thereby creating a short position in the underwriters’ account. Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the common shares to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

Agents, underwriters and dealers may be customers of, engage in transaction with, or perform services for, us and our subsidiaries in the ordinary course of business.

The anticipated date of delivery of securities will be set forth in the applicable prospectus supplement relating to each offer.

LEGAL MATTERS

The validity of the common shares offered by this prospectus will be passed upon by Honigman Miller Schwartz and Cohn LLP, Detroit, Michigan.

EXPERTS

The consolidated financial statements of Neogen Corporation appearing in Neogen Corporation’s Annual Report (Form 10-K) for the year ended May 31, 2005 (including the schedule appearing therein), and Neogen Corporation management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common shares we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information about us and our common shares, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to, or incorporated by reference into, the registration statement. Each of these statements is qualified in all respects by this reference.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission’s website is http://www.sec.gov.

You may read and copy the registration statement of which this prospectus is a part, any related exhibits and schedules and any other materials we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission’s Public Reference Room. You may access the registration statement of which this prospectus is a part at the Securities and Exchange Commission’s Internet website.

We also maintain a website at http://www.neogen.com. We make available free of charge on or through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. We will voluntarily provide electronic or paper copies of our filings free of charge upon request.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with it. The following documents, which we have filed with the Securities and Exchange Commission, are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended May 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the quarter ended: August 31, 2005; November 30, 2005; and February 28, 2006;

•	Our Current Reports on Form 8-K filed: March 27, 2006 reporting on March 23, 2006 events; February 21, 2006 reporting on February 17, 2006 events; January 6, 2006 reporting on January 5, 2006 events; March 1, 2006 reporting on December 19, 2005 events; December 30, 2005 reporting on December 16, 2005 events; December 21, 2005 reporting on December 16, 2005 events; September 30, 2005 reporting on September 29, 2005 events; July 26, 2005 reporting on July 26, 2005 events; July 6, 2005 reporting on July 1, 2005 events; and

•	The description of our common shares included in our prospectus, dated March 20, 1991, included in our registration statement on Form S-1 (file no. 33-38438) effective March 20, 1991, under the caption “Description of Securities” on pages 41 through 46 of the prospectus and incorporated by reference into our registration statement on Form 8-A effective March 27, 1991, including any amendment or report filed for the purpose of updating such description.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 before termination of this offering are deemed to be incorporated by reference into this prospectus and will constitute a part of this prospectus from the date of filing of those documents.

The documents incorporated by reference into this prospectus are available from us upon request. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, at no cost to the requester, upon your written or oral request, a copy of any or all of the information that is incorporated by reference in this prospectus, but not delivered with this prospectus, except for exhibits unless the exhibits are specifically incorporated by reference into this prospectus. Please submit your requests for any of such documents to: Neogen Corporation, 620 Lesher Place, Lansing, Michigan 48912, Attn: Investor Relations, (517) 372-9200.

1,000,000 Shares

Common Shares

[Logo]

PROSPECTUS

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the estimated amounts of expenses to be borne by us in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Securities and Exchange Commission Registration Fee	$	*
NASD Filing Fee		*
The Nasdaq National Market Listing Fee		*
Printing and Engraving Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent’s and Registrar’s Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be completed by amendment.

All of these expenses, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee, represent estimates only.

Item 15.	Indemnification of Directors and Officers

Under Sections 561-571 of the Michigan Business Corporation Act directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

We are obligated under our bylaws to indemnify our present or former directors or officers and may indemnify any other person, to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to us or a subsidiary, or to another organization at our request or at the request of one of our subsidiaries. In addition, our Restated Articles of Incorporation limit certain personal liabilities of our directors.

We have obtained directors’ and officers’ liability insurance. The policy provides for $5,000,000 in coverage including prior acts dating to our inception and liabilities under the Securities Act in connection with this offering.

Item 16.	Exhibits

See Exhibit Index immediately preceding the exhibits.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lansing, State of Michigan, on April 26, 2006.

NEOGEN CORPORATION (Registrant)

By:	/s/ JAMES L. HERBERT
James L. Herbert
Its: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James L. Herbert, Lon M. Bohannon and Richard R. Current or any of them, as his or her attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act in connection with or related to the offering contemplated by this registration statement as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JAMES L. HERBERT James L. Herbert	President and Chief Executive Officer and a Director (Principal Executive Officer)	April 26, 2006

/S/ LON M. BOHANNON Lon M. Bohannon	Vice President and Chief Operating Officer and Director	April 26, 2006

/S/ RICHARD R. CURRENT Richard R. Current	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	April 26, 2006

/S/ THOMAS H. REED Thomas H. Reed	Secretary	April 21, 2006

/S/ HERBERT D. DOAN Herbert D. Doan	Director	April 25, 2006

/S/ ROBERT M. BOOK Robert M. Book	Director	April 22, 2006

/S/ GORDON E. GUYER Gordon E. Guyer, Ph.D.	Director	April 20, 2006

/S/ G. BRUCE PAPESH G. Bruce Papesh	Director	April 25, 2006

/S/ LEONARD E. HELLER Leonard E. Heller, Ph.D.	Director	April 24, 2006

Chairman, Board of Directors
Jack C. Parnell

EXHIBIT INDEX

Exhibit	Description

3.1	Articles of Incorporation, as restated.[1]

3.2	By-Laws, as amended. [1]

5.1	Opinion of Honigman Miller Schwartz and Cohn LLP concerning the legality of the securities being offered*

10.1	Neogen Corporation/United States Department of Agriculture License Agreement dated June 29, 1994.[2]

10.2	Loan Agreement between Registrant and LaSalle Bank dated December 16, 2005.[3]

10.3	Stock Purchase Agreement between Registrant and United Agri Products, Inc. dated November 21, 2003, related to purchase of Hacco, Inc.[4]

10.4	Stock Purchase Agreement between Registrant and United Agri Products, Inc. dated November 21, 2003, related to purchase of Hess & Clark, Inc.[4]

10.5	Neogen Corporation 2002 Employee Stock Purchase Plan Agreement.[5]

10.6	Neogen Corporation 401(k) Retirement Savings Plan Agreement.[6]

10.7	Neogen Corporation Stock Option Plan, as amended.[7]

10.8	Sale and purchase agreement between Registrant and UCB S.A. dated July 1, 2005, related to agreement to purchase of UCB’s food diagnostic business.[8]

21	Subsidiaries of the Registrant

23.1	Consent of Independent Registered Public Accounting Firm Ernst & Young LLP.

23.2	Consent of Honigman Miller Schwartz and Cohn LLP*

24.1	Powers of Attorney (included after the signature of the registrant contained on page II-3 of the original registration statement).

*	To be filed by amendment.

[1]	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q dated February 29, 2000.

[2]	Incorporated by reference to the Registrant’s Registration Statement on Form S-2 (No. 333 -12193) filed September 17, 1996 and amended on October 18, 1996, which Registration became effective October 22, 1996.

[3]	Incorporated by reference to the Registrant’s Current Report on Form 8-K dated December 16, 2005.

[4]	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q dated November 30, 2003.

[5]	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-101639) filed December 4, 2002.

[6]	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (No. 333-101639) filed December 4, 2002.

[7]	Incorporated by reference to the Registration Statement on Form S-8 (No. 333-122110) filed January 18, 2005.

[8]	Incorporated by reference to the Registrant’s Annual Report on Form 10-K filed August 15, 2005.